Exhibit 99.3

AMENDATORY AGREEMENT

THIS AMENDATORY AGREEMENT amends certain provisions of that SECURITIES PURCHASE AGREEMENT dated April 13, 2010 (the “SPA”), between China Networks International Holdings Ltd., a British Virgin Islands company (the “Company”), and each purchaser signatory thereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”), and the Transaction Documents (as defined below) as set forth below.

BACKGROUND

Pursuant to the SPA, the Company sold to the Purchasers, and the Purchasers purchased from the Company, an aggregate of $11,000,000 in principal interest of 10% Senior Convertible Debentures (each debenture, a “Debenture” and collectively, the “Debentures”).

Pursuant to a certain Subsidiary Guaranty entered into by China Networks Media, Ltd., a British Virgin Islands company and wholly-owned subsidiary of the Company (“Guarantor”), for the benefit of Collateral Agents, LLC (the “Collateral Agent”) and the Purchasers, dated of equal date with the SPA (the “Guaranty”), the Guarantors have jointly and severally agreed to guarantee and act as surety for payment of the Debentures.

In order to induce the Purchasers to enter into the SPA, the Company and certain of its subsidiaries (each a “Debtor” and collectively, the “Debtors”) entered into a Security Agreement (the “Security Agreement”) with the Purchasers and the Collateral Agent whereby each Debtor granted each Purchaser, pari passu with each other Purchaser and through the Collateral Agent, a security interest in certain property of such Debtor to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Debentures and the Guarantors’ obligations under the Guaranty.

The SPA, Debentures, Guaranty and Security Agreement are herein collectively referred to as the “Transaction Documents”.

In connection with the transactions contemplated by the Transaction Documents, certain Purchasers appointed Euro Pacific Capital, Inc. (“Euro Pacific”) as their investor representative to act on behalf of such Purchasers with respect to any actions taken in accordance with the Transaction Documents or the transactions contemplated thereby.  Accordingly, this Amendatory Agreement is being entered into by the Company, the Guarantor, each Debtor, the Collateral Agent, Euro Pacific and the Purchasers not represented by Euro Pacific.  Each party hereto is executing this Agreement solely with respect to the Transaction Documents applicable to which they were originally a party, as set for on the signature page hereto.

The following terms are hereby incorporated as a part of the SPA, and to the extent these terms modify or conflict with any provisions of the SPA, these terms shall control.  All other terms of the SPA and other Transaction Documents  not modified shall remain the same.

1.	Amendments to the SPA.

a) Section 3.1(r) of the SPA is hereby deleted and restated in its entirety as follows:
Certain Fees.  Other than as set out in Schedule 3.1(r), no brokerage or finder’s fees or commissions or any other payments in cash or otherwise, directly or indirectly arising from the occurrence of the Closing, are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

b) Section 4.19(iv) of the SPA is hereby deleted and restated in its entirety as follows:

except as described in the Reports, engage in any transactions with any officer, director, employee or any Affiliate of the Company, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than (i) for payment of salary, or consulting fees, including investment banking fees in the case of an officer or director who is a principal of an investment bank that may provide services to the Company, for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company, (iii) for other employee benefits, including share option agreements under any share option plan of the Company, and (iv) payment to Mr. CliveNg, or any affiliates of Mr. Ng, for services provided to the Company, which payments shall not exceed, in the aggregate, $200,000; provided, however, that each such transaction described in clauses (i) – (iv) above shall be consummated on commercially reasonable terms not more favorable to the Affiliate (including Mr. Ng) than the terms and amounts that would be applicable to an arms-length transaction with a non-affiliated third party; or

c) Section 5.5 of the SPA is hereby amended to add the following sentence to the end of the Section:

Notwithstanding the foregoing, no provision of this Agreement may be amended without the express written consent of each Purchaser (or group of Purchasers under common control) then holding Debentures in aggregate principal amount of $1,750,000 or greater.

2.	Amendment to the Debenture. The last sentence of Section 8(e) of the Debenture is hereby deleted and restated in its entirety as follows:

This Debenture may only be modified, supplemented or amended in a written instrument signed by the Company and the Holders holding a majority in interest of the Debentures then outstanding; provided, however, that no provision of this Debenture may be modified, supplemented or amended without the express written consent of each Holder (or group of Holders under common control) then holding Debentures in aggregate principal amount of $1,750,000 or greater.

3.	Amendment to the Security Agreement. Section 1(c) of the Security Agreement is hereby deleted and restated in its entirety as follows:

“Majority in Interest” means, at any time of determination, the majority in interest (based on then-outstanding principal amounts of Debentures at the time of such determination) of the Secured Parties; provided, however, that a Majority in Interest must include each Secured Party (or group of Secured Parties under common control) who then holds Debentures in the aggregate principal amount of $1,750,000 or greater.

4.	Counterparts. This Agreement may be executed in counterpart copies, each of which shall constitute an original and all of which together shall constitute one agreement.

5.
Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.  The recitals are hereby incorporated into the body of this Agreement as if fully restated in this Section.  In the event of a conflict between any Transaction Document and this Agreement, this Agreement shall control.

6.
Entire Agreement; Amendment.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and may not be modified, supplemented or amended without the written consent of the Company and (i) with respect to Section 1 and 2 hereof, the Purchasers (or group of Purchasers under common control) holding a majority in interest of the Debentures then outstanding (which Purchasers or group of Purchasers under common control must include the Purchasers or group of Purchasers under common control then holding Debentures in aggregate principal amount of $1,750,000 or greater), and (ii) with respect to all other sections hereof, the Debtors, Purchasers (or group of Purchasers under common control) holding a majority in interest of the Debentures then outstanding (which Purchasers or group of Purchasers under common control much include the Purchasers then holding Debentures in aggregate principal amount of $1,750,000 or greater), and the Collateral Agent.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendatory Agreement as of the Effective Date.

COMPANY:

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

By: _____________________________
Name:  __________________________
Title: ___________________________

DEBTORS:

CHINA NETWORKS MEDIA, LTD.

By: _______________________________
Name: _____________________________
Title: ______________________________

COLLATERAL AGENT:

COLLATERAL AGENTS, LLC

By: _______________________________
Name: _____________________________
Title: ______________________________

(Purchaser and Investor Representative  Signature Pages Follow)

(Purchaser Signature Page to Amendatory Agreement)

PURCHASER

Name of Purchaser:    __________________________________________________

Signature of Authorized Signatory of Purchaser: ______________________

Name of Authorized Signatory: _________________________

Title of Authorized Signatory: __________________________

Principal Amount of Debentures Currently Held: $___________________________

(Investor Representative Signature Page to Amendatory Agreement)

INVESTOR REPRESENTATIVE ON BEHALF OF CERTAIN PURCHASERS:

Euro Pacific Capital, Inc.

By: _______________________________
Name: _____________________________
Title: ______________________________